December 21, 2012

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Texas Roadhouse, Inc.

Form 10-K: For the Fiscal Year Ended December 27, 2011

Filed on February 24, 2012

File No. 000-50972

Dear Mr. Shenk:

The following responses are to the comments contained in your correspondence dated December 11, 2012 for the corporation and filing listed above.  For your convenience, we have repeated each of the staff’s comments below, in italics, together with the subheadings used in your letter.

Form 10-K for the fiscal year ended December 27, 2011 — Management’s Discussion and Analysis, Critical Accounting Policies and Estimates, Leases and Leasehold Improvements, page 50

SEC Comment #1:

You disclose that the judgments you make in regard to leases and leasehold improvements may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.  Please identify the material factors considered in making your judgments and the lease terms assumed.  Also, include a sensitivity analysis for these factors so that investors may have an understanding of the magnitude of changes in them on your results and/or classifications.  Provide us with a copy of your intended revised disclosure.

Management’s Response to Comment #1:

The judgment we make in regard to leases and leasehold improvements involves the likelihood that we will exercise the renewal options associated with a lease.  The material factor considered in this judgment primarily relates to the total amount invested in the restaurants at the inception of the lease that would make non-renewal of the lease an economic detriment.  As specified in ASC 840-20-20, the primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might become impaired if we choose not to continue the use of the leased property.  Our land and building leases typically have initial terms ranging from 10 to 15 years, and certain renewal options for one or more five-year periods.  The assumed lease term does not exceed the lesser of the useful life of the longest-lived asset associated with the restaurant, usually 25 years, or the initial lease term plus available renewal options.

We believe that it is important for investors to understand that a different lease term could result in different amounts of depreciation, amortization and rent expense.  However, we believe our initial judgments have been supported by our historical lease renewal rates.  A sensitivity analysis showing alternative lease terms could provide misleading information to a potential user of the financial statements by presenting a lease term not in accordance with U.S. GAAP.  If it becomes reasonably likely that we will change the material factors considered in making our judgments, we will consider the need to include a sensitivity analysis in our disclosure so that investors may have an understanding of the magnitude of changes in them on our results and/or classifications.

In order to provide more transparency to the reader, we propose the following revised disclosure for the fourth paragraph under the heading “Leases and Leasehold Improvements”:

The judgment regarding the probable term for each restaurant property lease impacts the classification and accounting for a lease as capital or operating, the rent holiday and/or escalation in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized.  The material factor we consider when making this judgment is the total amount invested in the restaurant at the inception of the lease and whether management believes that renewal appears reasonably assured.  While a different term may produce materially different amounts of depreciation, amortization and rent expense than reported, our historical lease renewal rates support the judgments made.  We have not made any changes to the nature of the assumptions used to account for leases in any of the fiscal years presented in our consolidated financial statements.

Consolidated Statements of Income, page F-4

SEC Comment #2:

It appears that the section of your statements of income captioned “restaurant operating costs” excludes depreciation and amortization of your restaurants and, accordingly, does not include all restaurant operating costs.  To ensure that this section is not misleading, we believe you should revise the section to include all restaurant operating costs.  Alternatively, the caption of this section could be revised to indicate that restaurant operating costs are exclusive of depreciation and amortization associated with restaurants, with quantification of the depreciation and amortization of restaurants that is excluded.  Refer to SAB Topic 11.B for analogous guidance.  Please advise.

Management’s Response to Comment #2:

In response to this comment, we will change the heading labeled “Restaurant operating costs” in our statements of income to clarify that certain costs are excluded.  In future filings, the heading will read as follows: “Restaurant operating costs (excluding depreciation and amortization shown separately below).”  Depreciation and amortization expense as shown on our statements of income is substantially all attributable to restaurant-level assets.  Therefore, we do not believe that a separate quantification of the restaurant-related depreciation amounts is required or meaningful to a financial statement reader.

SEC Comment #3:

In connection with the above comment, we note in your quarterly earnings releases included in Form 8-Ks furnished to the Commission that you present the measure “restaurant margins.”  You state that this measure represents restaurant sales less restaurant operating costs (as a percentage of restaurant sales).  Please revise the representation of this measure consistent with the comment above.  Ensure that the amount of any restaurant operating costs not represented by the measure is transparent, with disclosure of the basis for any costs excluded and why the measure is meaningful to investors on this basis, and that the measure complies with the requirements of Item 10(e)(1) of Regulation S-K.  Provide us with a copy of your intended revised disclosure.

Management’s Response to Comment #3:

In response to this comment, we will revise the definition of “restaurant margins” in our quarterly earnings releases to be consistent with the above comment.  In addition, we will expand the definition of restaurant margins to ensure that the measure is transparent and complies with the requirements of Item 10(e)(1) of Regulation S-K.  Restaurant margin is a useful measure by which to evaluate restaurant-level operating efficiency and performance.  While it is a widely used measure in our industry, it is calculated in various ways throughout the industry.  We believe that if investors are interested in considering depreciation and amortization in the restaurant margin measure, they are able to do so without a separate reconciliation as such amounts are readily available as a line item in our statements of income.

Our proposed disclosure for future earnings releases would read as follows:

Restaurant margins represent restaurant sales less cost of sales, labor, rent and other operating costs (as a percentage of restaurant sales).  Depreciation and amortization expense, substantially all of which relates to restaurant-level assets, is excluded from restaurant operating costs and is shown separately as it represents a non-cash charge for the investment in our restaurants.  Restaurant margin is widely regarded in the restaurant industry as a useful metric by which to evaluate restaurant-level operating efficiency and performance.  Restaurant margin is not a measurement determined in accordance with generally accepted accounting principles (“GAAP”) and should not be considered in isolation, or as an alternative, to income from operations or other similarly titled measures of other companies.

Requested Acknowledgment

Texas Roadhouse, Inc. acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 638-5469 if you have any questions.

Sincerely,

/s/ G. Price Cooper, IV
Chief Financial Officer

Copy to:                        Patrick Kuhn

Doug Jones